Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of ReneSola Ltd (the "Company") will be held at the offices of Kirkland & Ellis International LLP at 11th Floor, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong New District, Shanghai, China at 2:00 p.m. (Beijing time) on 21 September 2012 for the purpose of considering and, if thought fit, passing the following resolutions by a simple majority of the votes cast by the shareholders present in person or by proxy at this meeting:

1.	To receive, consider and approve the financial statements for the year ended 31 December 2011, together with the reports of the auditors thereon.

2.	To re-elect Mr. Yuncai Wu as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's Articles of Association.

3.	To authorise the Directors to re-appoint Deloitte Touche Tohmatsu CPA Ltd. as Auditors of the Company to hold office until the conclusion of the next General Meeting at which the accounts are laid.

10 August 2012

By order of the Board of Directors	Registered office
RENESOLA LTD	Craigmuir Chambers P.O. Box 71, Road Town, Tortola, British Virgin Islands
Registered No. 1016246

Martin Bloom
Chairman

Notes

1.	Copies of the Company’s Annual Report 2011, Form of Proxy and Form of Poll Card and this Notice of Annual General Meeting are available for viewing on or about 10 August 2012 on the Company’s investor relations website at http://ir.renesola.com. Requests for a copy of the Company’s Annual Report 2011 free of charge can be directed to the Company at ir@renesola.com or ReneSola Ltd, Investor Relations, No.98 Yiqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, People's Republic of China 314117 (Re: ReneSola Annual Report 2011), or to Capita Registrars at ssd@capitaregistrars.com or Capita Registrars, Shareholder Services, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (Re: ReneSola Annual Report 2011).

2.	A member entitled to attend and vote at the Annual General Meeting convened by the above Notice is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a member of the Company.

3.	In the case of joint holders, if two or more persons hold shares of the Company jointly each of them may be present in person or by proxy at the meeting of the Shareholders and may speak as a Shareholder, if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners and if two or more are present in person or by proxy they must vote as one.

4.	To appoint a proxy you should complete the Form of Proxy enclosed with this Notice of Annual General Meeting. To be valid the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or notarially certified or office copy of the same, must be delivered to the offices of Capita Registrars, PXS, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 48 hours before the time fixed for the meeting or any adjourned meeting.

5.	Any alterations made to the Form of Proxy should be initialled.

6.	In the case of a corporation the Form of Proxy should be given under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

7.	Registered holders of American Depositary Shares at close of business on 22 August 2012 will receive a Depositary Receipt Voting Instruction Card for this purpose and the Depositary Receipt Voting Instruction Card must be completed, signed and returned prior to 13 September 2012 at 5:00 p.m. (New York Time). Voting Instruction Cards for registered holders may be returned to the US Depositary (The Bank of New York Mellon) at:

Proxy Tabulator For ReneSola Ltd

P.O. Box 8016

Cary, NC 27512-9903

8.	If you hold American Depositary Shares representing shares in the Company indirectly through a financial intermediary (Bank or Brokerage Firm), you must rely on the procedures of the financial intermediary through which you hold your shares to ensure participation in the shareholders meeting.

9.	Pursuant to Regulation 7.4, the Board has determined that only those members registered in the relevant register of members of the Company at close of business on 22 August 2012 shall be entitled to attend and vote at the shareholders meeting or, if the meeting is adjourned, close of business on such date being not more than two days prior to the date fixed for the adjourned meeting. Changes to entries in the register of members after close of business on 22 August 2012 shall be disregarded in determining the right of any person to attend or vote at the meeting.

ReneSola Ltd is a BVI incorporated company with a registered number of 1016246